EXHIBIT 99.1

TRX Gold Reports Continuance into the Province of British Columbia

TORONTO, March 31, 2025 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce that further to the Company having received the necessary approval of its shareholders at the Company’s annual and special meeting of shareholders held on February 27, 2025, the Company has successfully completed its continuance, effective March 27, 2025, from the jurisdiction of the Province of Alberta into the Province of British Columbia under the Business Corporations Act (British Columbia). The Company’s certificate of continuance and articles of incorporation are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts a Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

For investor or shareholder inquiries, please contact:

Investor Relations
TRX Gold Corporation
IR@TRXgold.com
1-437-224-5241
www.TRXgold.com

The TSX and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.